LARRY A. CERUTTI
Direct Dial: (714) 641-3450
E-mail: lcerutti@rutan.com                            May 31, 2005



VIA FEDERAL EXPRESS AND
-----------------------
EDGAR CORRESPONDENCE
--------------------

Russell Mancuso, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

         Re:      Emrise Corporation
                  Amendment No. 1 to Registration Statement on Form S-1 Filed April 12, 2005
                  Registration No. 333-122394
                  -----------------------------------------------------

Dear Mr. Mancuso:

         On behalf of Emrise Corporation ("Company"), this letter responds to your letter to the Company dated April 29, 2005. The comments contained in your letter are set forth below in their entirety for your convenience.

         Enclosed are clean and marked to show changes copies of Amendment No. 2 to the Company's Registration Statement on Form S-1, Registration No. 333-122394 ("Registration Statement"). Also enclosed are clean copies of the Company's Form 8-K/A No. 1 for March 18, 2005 relating to the Pascall acquisition and the Company's Form 10-Q for the quarter ended March 31, 2005.

         We have indicated below where disclosure in response to your comments has been included in the Company's filings or the reasons why the Company believes such disclosure is inapplicable or inappropriate. The page numbers referenced below correspond to the clean non-EDGAR versions of the enclosed documents.

Russell Mancuso, Esq.
May 31, 2005
Page 2


General
-------

1. DISCLOSE THE MATERIAL EFFECTS IF SHAREHOLDERS APPROVE THE PROPOSALS TO BE CONSIDERED AT YOUR ANNUAL MEETING.

         Proposals 1 and 3 were approved at the special meeting of stockholders held on May 6, 2005. These proposals related to the amendment of the Company's certificate of incorporation in order to increase the Company's authorized common stock from 50,000,000 shares to 150,000,000 shares and make clarifying changes and the amendment and restatement of the Company's certificate of incorporation in order to modernize and conform the Company's certificate of incorporation to current Delaware corporate law and practices. Due to the supermajority voting requirement applicable to proposal 2, which related to the amendment of the Company's certificate of incorporation in order to clarify the mechanics of the Company's classified board, the Company did not receive sufficient affirmative votes to approve proposal 2. The Company filed an amended and restated certificate of incorporation in Delaware on May 9. 2005 and attached that filing as an exhibit to a Form 8-K for May 6, 2005. The "Description of Capital Stock" at page 103 of the Registration Statement has been revised to reflect the increase in the authorized capital.

Risk Factors - Page 6
---------------------

2. PLEASE EXPAND YOUR RISK FACTORS TO DESCRIBE ANY MATERIAL RISKS THAT MAY RESULT FROM THE ISSUES IDENTIFIED IN ITEM 9A OF YOUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004.

         As disclosed at page 20 in Item 4 of the Company's Form 10-Q for the quarter ended March 31, 2005, the Company has taken steps to address both of the issues identified in Item 9A of the Form 10-K. Accordingly, the Company does not believe it is necessary to include a risk factor describing the issues identified in Item 9A.

Recently enacted and proposed changes - Page 9
----------------------------------------------

3.       CLARIFY HOW THIS RISK IS SPECIFIC TO YOUR COMPANY, INDUSTRY OR
         OFFERING.

         This risk factor has been deleted from the revised Registration Statement.

Russell Mancuso, Esq.
May 31, 2005
Page 3


Pursue Strategic Acquisitions - Page 44
---------------------------------------

4. PLEASE TELL US THE STATUS OF THE PENDING ACQUISITION DISCUSSION. ALSO DEMONSTRATE WHETHER THE ACQUISITION WOULD BE MATERIAL.

         As indicated at page 56 of the Registration Statement, the Company is currently in discussions to acquire a United States-based power supply company. Given the current stage of the discussions, the Company does not believes that any update to this language or any demonstration of whether the acquisition would be material are appropriate at this time.

Management - Page 64
--------------------

5.       TELL US WHY YOU DO NOT ADDRESS THE UNAVAILABILITY OF YOUR CFO.

         On April 5, 2005, the Company's CFO underwent emergency surgery. The Company's CEO was appointed to serve as Acting CFO during the CFO's unavailability. The surgery was successful and the CFO has since returned to the office on a part-time basis. Disclosure of the existence of an Acting CFO has been made under the "Management" heading at page 77 of the Registration Statement.

Principal Stockholders - Page 79
--------------------------------

6. WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT 20. PLEASE TELL US WHETHER UNDER APPLICABLE STATE LAW THE PARTIES COULD MUTUALLY AGREE TO AMEND THE CONTRACTUAL LIMITATIONS AT ANY TIME. IF THE CONTRACTUAL LIMITATIONS MAY BE SO AMENDED, PLEASE INCLUDE IN YOUR RESPONSE AN ANALYSIS OF WHY THE RELATED SECURITIES SHOULD NOT BE INCLUDED IN THE BENEFICIAL OWNERSHIP TABLE.

         Based upon our informal consultation with an attorney licensed to practice in the State of New York, we believe that under applicable state law, the parties could mutually agree to amend the contractual limitations at any time. In my conversations with Tim Buchmiller on May 3, 2005, Mr. Buchmiller indicated that based on the current practices of the staff, because the contractual limitation is contained in the warrant agreement rather than in a charter document, it may be necessary for the Company to include the full amount of the underlying securities on the face of the table and then to address the contractual limitation in the footnote, as opposed to applying the 9.999% contractual limitation to the number of shares shown on the face of the table and then showing in the footnote the full amount of underlying securities that would be beneficially owned if the contractual limitation did not apply (as was done in Amendment No. 1 to the Registration Statement).

Russell Mancuso, Esq.
May 31, 2005
Page 4


         However, based upon our review of an amicus brief filed by the Securities and Exchange Commission in March 2001 relating to Levy v. Southbrook International Investments, Ltd. et al. (U.S. Court of Appeal for the Second Circuit, No. 00-7630), it appears that where the contractual limitations appear (e.g., in a charter document rather than in a warrant agreement) and whether and how the contractual limitations may be amended would simply be factors that may indicate whether the contractual limitations are binding and valid. Further, we believe that Rule 13d-3, which states in part that "a person shall be deemed to be the beneficial owner of a security . . . if that person has the right to acquire beneficial ownership of such security . . . within 60 days . . . ," contemplates that the person must currently have a right to acquire the security within 60 days, as opposed to needing to negotiate with the issuer in order to acquire a right to acquire the security within 60 days.

         We continue to believe that the presentation used in Amendment No. 1 to the Registration Statement is appropriate given our belief that the contractual limitations are binding and effective to prevent beneficial ownership of underlying shares in excess of 9.999%, and we are concerned about giving the impression on the face of the table that a selling security holder to whom the contractual limitations apply actually beneficially owns more than 9.999% of the Company's outstanding common stock. However, in the interest of resolving the staff's comment, the principal stockholders' table and footnote 7 at page 92 of the Registration Statement have been revised pursuant to Mr. Buchmiller's suggestion.

Selling Security Holders - Page 82
----------------------------------

7. WE REISSUE OUR PRIOR COMMENT 22. IT STILL APPEARS THAT THE NUMBER OF SHARES REFERRED TO IN FOOTNOTES 10 AND 11 EXCEED THE NUMBER OF SHARES INDICATED IN THE COLUMN ENTITLED "SHARES OF COMMON STOCK BEING OFFERED." PLEASE ENSURE THAT THE FOOTNOTES TO THIS COLUMN ARE RECONCILABLE TO THE NUMBERS IN THE TABLE.

         Footnotes 10 and 11 have been revised, new footnotes 12 and 13 have been added, and previous footnote 30 has been eliminated to clarify these ownership figures and correct typographical errors. The footnotes to the "Shares of Common Stock Being Offered" are now reconcilable to the numbers in the table.

8. IN ADDITION, PLEASE REVISE FOOTNOTE 30 TO CLEARLY INDICATE WHICH SECURITIES ARE INCLUDED IN THE NUMBER OF SHARES BENEFICIALLY OWNED BY THE APPLICABLE BENEFICIAL OWNER.

         As indicated in response to your comment 7 above, previous footnote 30 has been eliminated. Footnotes 10 through 13 clarify these ownership figures.

Russell Mancuso, Esq.
May 31, 2005
Page 5


Note 17. Subsequent Events - Page F-34
--------------------------------------

9. FOR YOUR RECENT ACQUISITION OF PASCALL ELECTRONICS PLEASE PROVIDE YOUR TEST OF SIGNIFICANCE UNDER RULE 3-05 OF REGULATION S-X. TELL US YOUR CONSIDERATION OF 3-05(B)(4) OF REGULATION S-X.

         TEST OF SIGNIFICANCE
         --------------------

         The Company acquired 100% of the equity interests in Pascall Electronic (Holding) Limited ("PEHL"), the parent holding company of Pascall Electronic Limited ("Pascall"), on March 18, 2005. Based on the following calculations under Rule 1-02(w) of Regulation S-X, PEHL became a "significant subsidiary" of the Company at the time of acquisition:

         Investment Test (Rule 1-02(w)(1))
         ---------------------------------

$9,669,000          Total GAAP purchase price for PEHL (described below in
                    response to comment 11)

$25,086,000         Company total consolidated assets as of December 31, 2004

38.5% Total GAAP purchase price for PEHL as a percentage of Company total consolidated assets as of December 31, 2004

         Asset Test (Rule 1-02(w)(2))
         ----------------------------

$12,284,000         PEHL total assets acquired

$25,086,000         Company total consolidated assets as of December 31, 2004

49.0% PEHL total assets as a percentage of Company consolidated assets as of December 31, 2004

Russell Mancuso, Esq.
May 31, 2005
Page 6


         Income Test (Rule 1-02(w)(3))
         -----------------------------

$175,000 Company equity in PEHL's income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle for the year ended December 31, 2004

$1,529,000          Company consolidated income from continuing operations
                    before income taxes, extraordinary items and cumulative effect of a change in accounting principle for the year ended December 31, 2004

11.4% Company equity in PEHL's income as a percentage of Company income for the year ended December 31, 2004

         CONSIDERATION OF 3-05(b)(4) OF REGULATION S-X
         ---------------------------------------------

         As of the initial filing of the Registration Statement, the consummation of the Pascall acquisition had not yet occurred. Therefore, pursuant to Rule 3-05(b)(4)(i)(A) of Regulation S-X, financial statements for PEHL were not required to be included in the Registration Statement at that time.

         However, the Company has since filed the financial statements for PEHL in an amendment to the Form 8-K for March 18, 2005. Accordingly, those financial statements have been included in Amendment No. 2 to the Registration Statement pursuant to Rule 3-05(b)(4)(i)(B).

10. IN THIS REGARD, IF FINANCIAL STATEMENTS OF PASCALL ELECTRONIC ARE NOT REQUIRED TO BE FILED PRIOR TO EFFECTIVENESS, PLEASE CONFIRM THAT THE REQUIRED FINANCIAL STATEMENTS WILL BE TIMELY FILED. ACCORDINGLY, IT APPEARS THAT YOU ARE REQUIRED TO FILE ON OR BEFORE MAY 31, 2005.

         The Company has filed the Form 8-K/A containing financial statements required to be filed in connection with the Pascall acquisition, a copy of which is enclosed.

11. SUPPLEMENTALLY EXPLAIN THE ACCOUNTING FOR THE PURCHASE OF PASCALL. IDENTIFY THE PURCHASE PRICE AND DESCRIBE THE PURCHASE PRICE ALLOCATION IN SUFFICIENT DETAIL SO THAT WE CAN UNDERSTAND HOW THE PURCHASE PRICE WAS ALLOCATED TO THE ITEMS REQUIRED, INCLUDING GOODWILL AND IDENTIFIABLE ASSETS, SUCH AS THE NON-COMPETITION AGREEMENTS. IF YOUR PURCHASE PRICE ALLOCATION RESULTED IN A SIGNIFICANT INCREASE OR DECREASE FROM THE HISTORICAL BOOK VALUE OF AN ASSET OR LIABILITY, PLEASE TELL US HOW YOU MADE YOUR VALUATION.

         As described at pages 26-27 of the Registration Statement, the purchase price for the acquisition totaled $9,669,000, subject to adjustments as described therein, and included a $5,972,000 cash payment to PEHL's former

Russell Mancuso, Esq.
May 31, 2005
Page 7


ultimate parent, a $3,082,000 loan to Pascall and PEHL from XCEL Corporation Ltd. (the Company's subsidiary that is the direct owner of PEHL), and approximately $615,000 in acquisition costs. The following table summarizes the unaudited assets acquired and liabilities assumed in connection with the Pascall acquisition, including approximately $615,000 in acquisition costs:

                                                              Dollars
                                                            in Thousands
                                                           -------------
         Current assets...............................     $      6,196
         Property, plant and equipment................            1,367
         Intangibles, including goodwill                          4,721
                                                           -------------
         Total assets acquired........................           12,284
         Current liabilities..........................            2,535
         Other liabilities............................               80
                                                           -------------
         Total liabilities assumed....................            2,615
                                                           -------------
         Net assets acquired..........................     $      9,669
                                                           =============

         The purchase price represented a significant premium over the recorded net worth of Pascall's assets. In determining to pay the premium, the Company considered various factors, including the opportunities that Pascall presented for the Company to add RF components and RF subsystem assemblies to the Company's product offerings, the marketing resources of Pascall in the United States power supplies market, and expected synergies between Pascall's business and the Company's existing power supplies business.

         In conjunction with Pascall acquisition, the Company has engaged a valuation firm to determine what portion of the purchase price should be allocated to identifiable intangible assets. The Company has considered whether the acquisition included various types of identifiable intangible assets, including without limitation patents, covenants not to compete, customers, trade names and trademarks. The Company estimates that the Pascall trade name and trademark are valued at $50,000 and believes that no other identifiable intangible assets of value were acquired. No patents were acquired. The Company has not ascribed any value to the covenants not to compete that were obtained from Pascall's former affiliates because Pascall's former affiliates have indicated that they were selling Pascall in order to exit the business in which Pascall is engaged and that they have no plans to engage in the future in a business competitive to the acquired business. The Company has not ascribed any value to Pascall's customer base because the Company already sells to Pascall's key customers. The Company did not identify any valuable completed technology that was acquired, because Pascall's products are custom-built.

Russell Mancuso, Esq.
May 31, 2005
Page 8


         Accordingly, the Company has estimated that the goodwill associated with the Pascall acquisition totaled $4,671,000. The Pascall trade name and trademark were determined to have indefinite lives and therefore are not being amortized but rather are being periodically tested for impairment. The valuation of identified intangible assets is expected to be completed during the quarter ending September 30, 2005 and could result in changes to the value of these identified intangible assets and corresponding changes to the value of goodwill. However, the Company does not believe these changes will be material to its financial position or results of operations.

Exhibits
--------

12. IN CONNECTION WITH THE RECENT ACQUISITION OF PASCALL, PLEASE UPDATE YOUR REGISTRATION STATEMENT TO INCLUDE ANY AGREEMENTS REQUIRED TO BE FILED PURSUANT TO ITEM 601(B) OF REGULATION S-K.

         The index to exhibits at Page II-4 of the Registration Statement has been updated to incorporate by reference the agreements required to be filed pursuant to Item 601(b) in connection with the recent acquisition of Pascall.

13. WE MAY HAVE FURTHER COMMENTS AFTER YOU FILE EXHIBITS IDENTIFIED AS "TO BE FILED BY AMENDMENT."

         All exhibits have now been filed.

         If you would like to discuss any of these responses, please call me at
(714) 641-3450.

                                             Sincerely yours,

                                             RUTAN & TUCKER, LLP


                                             /S/ LARRY A. CERUTTI
                                             --------------------
                                             Larry A. Cerutti

Enclosures

cc:      Mr. Tim Buchmiller (w/enclosures)
         Mr. Carmine T. Oliva (w/enclosures, via e-mail)
         Mr. Randolph D. Foote (w/enclosures, via e-mail) Cristy Parker, Esq. (w/enclosures, via e-mail)
         Mr. Richard Simitian, CPA (w/enclosures, via e-mail) Mr. Joe Rumley, CPA (w/enclosures, via e-mail)
         Mr. Anthony Sanchez, CPA (w/enclosures, via e-mail) Mr. Fred Furry, CPA (w/enclosures, via e-mail)
         Mr. Kevin Hartley, CPA (w/enclosures, via e-mail)